EXHIBIT 99.1

Alvotech’s Private Placement Completed with Delivery of SDRs and Shares to Investors

Alvotech (NASDAQ: ALVO, ALVO-SDB, the “Company”), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced the completion of a private placement that was carried out on June 4, 2025, directed to Swedish and international institutional investors. About 40 institutional investors participated in the placement. About 60% of the demand came from institutional investors based in Sweden, Norway or the UK, and about 30% from US-based funds. Over 80% of the shares and Swedish Depositary Receipts (SDRs) allocated in the placement, were sold to investors that were not previously shareholders in Alvotech.

“I’m delighted to welcome a broad group of new shareholders that are ready to join Alvotech on its exciting journey to lead the biosimilars industry, with extensive experience and background from investing in healthcare and biotech globally. This placement will further diversify and strengthen Alvotech’s shareholder base and increase free float of SDRs on Nasdaq Stockholm, as about 8,5 million SDRs are already trading on the Swedish market,” said Róbert Wessman, chairman and CEO of Alvotech.

All SDRs and shares allocated have now been delivered to the counterparties, with a transfer of 7.5 million treasury shares previously held by Alvotech’s subsidiary Alvotech Manco ehf.

Important information

The release, announcement or distribution of this press release may, in certain jurisdictions, be subject to restrictions by law. The recipients of this press release in jurisdictions where this press release has been published or distributed shall inform themselves of and follow such restrictions. The recipient of this press release is responsible for using this press release, and the information contained herein, in accordance with applicable rules in each jurisdiction. This press release is for information purposes only and does not constitute an offer to sell or an offer, or the solicitation of an offer, to acquire or subscribe for SDRs, shares or other securities issued by the Company, neither by the Company or anyone else, in any jurisdiction where such offer or invitation would be illegal prior to registration, exemption from registration or qualification under the securities laws of such jurisdiction.

This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”) and has not been approved by any regulatory authority in any jurisdiction. The Company has not authorized any offer to the public of SDRs, shares or other securities in any member state of the EEA and no prospectus has been or will be prepared in connection with the Placement. In any EEA Member State, this communication is only addressed to and is only directed at “qualified investors” in that Member State within the meaning of the Prospectus Regulation.

This press release does not constitute or form part of an offer or solicitation to purchase or subscribe for securities in the United States. The SDRs, the ordinary shares underlying the SDRs and the new ordinary shares referred to herein may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state or other jurisdiction of the United States and, accordingly, may not be offered or sold within the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with applicable state securities law. There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States. The sale of the securities referred to herein in the United States is being made solely to a limited number of “qualified institutional buyers” as defined in Rule 144A in reliance on an exemption from the registration requirements of the Securities Act.

The information in this press release may not be announced, published, copied, reproduced or distributed, directly or indirectly, in whole or in part, within or into Australia, Belarus, Canada, Hong Kong, Japan, New Zeeland, Russia, Switzerland, Singapore, South Africa, South Korea, or in any other jurisdiction where such announcement, publication or distribution of the information would not comply with applicable laws and regulations or where such actions are subject to legal restrictions or would require additional registration or other measures than what is required under Swedish law. Actions taken in violation of this instruction may constitute a crime against applicable securities laws and regulations.

In the United Kingdom, this press release and any other materials in relation to the securities described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, “qualified investors” who are (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this communication relates is available only to, and will be engaged in only with, relevant persons. Persons who are not relevant persons should not take any action on the basis of this press release and should not act or rely on it.

This announcement does not identify or suggest, or purport to identify or suggest, the risks (direct or indirect) that may be associated with an investment in the new shares. Any investment decision to acquire or subscribe for shares in connection with the Placement must be made on the basis of all publicly available information relating to the Company and the Company’s shares. Such information has not been independently verified by the Joint Bookrunners. The Joint Bookrunners are acting for the Company and no one else in connection with the Placement and are not responsible to anyone other than the Company for providing the protections afforded to its clients nor for giving advice in relation to the Placement or any other matter referred to herein.

This press release does not constitute a recommendation for any investors’ decisions regarding the Placement. Each investor or potential investor should conduct a self-examination, analysis and evaluation of the business and information described in this press release and any publicly available information. The price and value of the securities can decrease as well as increase. Achieved results do not provide guidance for future results. Neither the contents of the Company’s website nor any other website accessible through hyperlinks on the Company’s website are incorporated into or form part of this press release.

Failure to follow these instructions may result in a breach of the Securities Act or applicable laws in other jurisdictions.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Two biosimilars, to Humira® (adalimumab) and Stelara® (ustekinumab) are already approved and marketed in multiple global markets. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Dr. Reddy’s (EEA, UK and US), Biogaran (FR), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

For more information, please visit our investor portal, and our website or follow us on social media on LinkedIn, Facebook, Instagram, and YouTube.

Alvotech Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, and market launches. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to raise substantial additional funding, which may not be available on acceptable terms or at all; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to respond to inspection findings and resolve deficiencies to the satisfaction of the regulators; (9) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (10) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (11) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (12) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (13) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (14) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (15) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (16) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (17) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, conflicts in Ukraine, the Middle East and other global geopolitical tension, on the Company’s business, financial position, strategy and anticipated milestones; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

ALVOTECH INVESTOR RELATIONS AND GLOBAL COMMUNICATIONS
Benedikt Stefansson, VP
alvotech.ir@alvotech.com